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                          August 18, 2023

       Jeffrey Hawkins
       Chief Executive Officer
       Quantum-Si Incorporated
       29 Business Park Drive
       Branford, Connecticut 06405

                                                        Re: Quantum-Si
Incorporated
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2023
                                                            File No. 333-273934

       Dear Jeffrey Hawkins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Samantha Silver